Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Independent Registered Public Accounting Firm" in the Registration Statement (Form S-4) and related Prospectus of Ameristar Casinos, Inc. for the registration of $650,000,000 of 9 1/4% Senior Notes due 2014 and to the incorporation by reference therein of our reports dated March 16, 2009, with respect to the consolidated financial statements of Ameristar Casinos, Inc. and the effectiveness of internal control over financial reporting of Ameristar Casinos, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Las Vegas, Nevada
December 7, 2009